UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

AVID TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

05367P100

(CUSIP Number)

MerihanTynan
Cove Street Capital LLC
2101 East El Segundo Boulevard, Suite 302
El Segundo, CA 90245
(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 08, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The Amendment No 8. (“Amendment No. 8”) dated July 08, 2019 amends and supplements Amendment No 7 dated May 13, 2019 amends and supplements Amendment No. 6 dated April 24, 2019 which amends and supplements Amendment No. 5 dated April 5, 2019, which amends and supplements Amendment No. 4 dated April 1, 2019, which amends and supplements Amendment No. 3 dated February 16, 2018, which amends and supplements Amendment No. 2 dated January 23, 2018 which amends and supplements Amendment No.1 dated January 19, 2016 which amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2015 with respect to Common Stock Class A, $.01 par value (“Common Stock”) of Avid Technologies Inc. (the “Issuer”).

CUSIP No. 05367P100	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC I.R.S IDENTIFICATION NO 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -
	8.	SHARED VOTING POWER 2,309,011
	9.	SOLE DISPOSITIVE POWER -
	10.	SHARED DISPOSITIVE POWER 2,516,711

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,711
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.93%
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1) The shared dispositive power includes 207,700 shares of a separately managed account, where CSC does not have any voting power over.
(2) The percentage was calculated based on 42,415,714 shares of Common Stock outstanding as of May 1, 2019 as reported on the Form 10-Q filed by the Issuer on May 6, 2019.

CUSIP No. 05367P100	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,000
	8.	SHARED VOTING POWER 2,309,011
	9.	SOLE DISPOSITIVE POWER 10,000
	10.	SHARED DISPOSITIVE POWER 2,516,711

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,526,711
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The shared dispositive power includes 207,700 shares of a separately managed account, where CSC does not have any voting power over.
(2) The percentage was calculated based on 42,415,714 shares of Common Stock outstanding as of May 1, 2019 as reported on the Form 10-Q filed by the Issuer on May 6, 2019.

CUSIP No. 05367P100	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

*This Amendment No.8 relates to shares of common stock, $.01 par value per share (the "Common Stock") of Avid Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 75 Network Drive, Burlington, MA 01803.

Item 2.  Identity and Background.

a) This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Cove Street Capital, LLC (CSC).

b) The address of the principal office of CSC is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245

c) The principal business of CSC is as an Investment Adviser.

d) CSC, nor any of its members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) CSC, nor any of its members was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is a Delaware limited liability company.

Item 3.  Source or Amount of Funds or Other Consideration.

CSC in its capacity as an Investment Adviser will purchase on behalf of its clients. No monies were borrowed for such an acquisition. The aggregate purchase price of the 2,516,711 Shares beneficially owned by CSC is approximately $13,329,319 including brokerage commissions.

Item 4.  Purpose of Transaction.

The Reporting Persons are filing this Amendment No. 8 to report recent open-market sales of securities of the Issuer that have decreased the amount of Common Stock that the Reporting Person may be deemed to beneficially own by an amount greater than one percent of the outstanding Common Stock of the Issuer. The disposition of the securities of the Issuer by the Reporting Persons was an investment decision based upon the Reporting Persons' determination of several factors, including, without limitation, the market price for such securities.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, management or capitalization, or in proposing one or more of the other actions.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, or acquire additional Common Stock or dispose of all the Common Stock owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 42,415,714 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2019 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 6, 2019.

Date of Transactions	Buys/Sells	Quantity	Amount	Unit Price
5/8/2019	Sell	63,037.00	$ 568,455.88	$ 9.02
5/9/2019	Sell	9,276.00	$ 77,294.64	$ 8.33
5/16/2019	Sell	95,600.00	$ 738,972.64	$ 7.73
5/22/2019	Sell	75,392.00	$ 622,966.19	$ 8.26
5/30/2019	Sell	31,950.00	$ 254,125.03	$ 7.95
6/10/2019	Sell	40,000.00	$ 322,625.31	$ 8.07
6/18/2019	Sell	40,200.00	$ 329,705.58	$ 8.20
6/24/2019	Sell	101,600.00	$ 859,569.46	$ 8.46
6/27/2019	Sell	77,900.00	$ 685,235.67	$ 8.80
7/1/2019	Sell	38,489.00	$ 356,281.43	$ 9.26
7/2/2019	Sell	137,376.00	$ 1,282,519.00	$ 9.34
7/8/2019	Sell	180,101.00	$ 1,770,121.93	$ 9.83

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 05367P100	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cove Street Capital, LLC

/s/ Merihan Tynan
Merihan Tynan
Chief Compliance Officer

July 08, 2019

/s/ Jeffrey Bronchick Jeffrey Bonchick